SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                              CARVER BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    146875109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert W. Forman
                           Shapiro Forman & Allen LLP
                               380 Madison Avenue
                            New York, New York 10017
                                  212-972-4900
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |__|.


                                Page 1 of 38 pages

CUSIP No. 146875109                                         Page 2  of 38  Pages
  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

      BBC CAPITAL MARKET, INC.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       04-3072694

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF           170,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           170,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

         CO

________________________________________________________________________________

CUSIP No. 146875109                                         Page 3  of 38  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

      THE BOSTON BANK OF COMMERCE

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       04-2764211

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF           170,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING           170,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          170,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.38%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

         BK

________________________________________________________________________________

CUSIP No. 146875109                                         Page 4  of 38  Pages

                           STATEMENT FOR SCHEDULE 13D
                           --------------------------

     This Amendment No. 4 to Schedule 13D relates to the common stock, par value $.01 per share, of Carver Bancorp, Inc. ("Carver"). This Amendment No. 4 amends the initial statement on Schedule 13D filed by BBC Capital Market, Inc.("BBCM") and The Boston Bank of Commerce ("BBOC") with the Securities and Exchange Commission on March 18, 1999 (the "Initial Statement"), as amended by Amendment Nos. 1, 2 and 3, filed with the Securities and Exchange Commission on March 29, 1999, April 2, 1999 and November 19, 1999, respectively. Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement, as previously amended, is further amended as follows:

Item 4.  Purpose of the Transaction.

     On January 18, 2000, BBCM filed a complaint in the Court of Chancery of the State of Delaware, New Castle County, against Carver, its directors, Morgan Stanley & Co., Inc. and Provender Opportunities Fund, L.P., seeking to enjoin defendants from counting the votes of Morgan Stanley and Provender with respect to 100,000 shares of Carver's super-voting Preferred Stock issued to those parties on January 11, 2000 in a blatant attempt to disenfranchise Carver's public shareholders and to thwart BBCM's efforts to elect two directors to Carver's board of directors at its Annual Meeting of Shareholders scheduled for February 24, 2000 (the "Meeting"). A copy of the Complaint is filed herewith as
Exhibit 99.2.

     The Meeting is the result of a litigation brought by BBCM to compel Carver to hold the Meeting. In response to BBCM's complaint, Carver agreed to hold the Meeting on February 24, 2000, to establish January 11, 2000 as the record date for shareholders entitled to receive notice of, and to vote at, the Meeting, and to recognize that Kevin Cohee and Teri Williams, BBCM's candidates, were properly nominated.

     BBOC and BBCM intend to solicit proxies in support of the election of Mr. Cohee and Ms. Williams.

CUSIP No. 146875109                                         Page 5  of 38  Pages

Item 7.  Material to be Filed as Exhibits.

    99.2 A copy of the complaint in the action known as BBC Capital Market, Inc.
v. Carver Bancorp, Inc. et al filed in the Court of Chancery of the State of Delaware in and for New Castle County on January 18, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2000

                                        BBC CAPITAL MARKET, INC.


                                   By: /s/Michael P. Burley
                                       ----------------------
                                        Michael P. Burley,
                                        Treasurer



                                          THE BOSTON BANK OF COMMERCE


                                   By: /s/Teri Williams
                                       ----------------------
                                        Teri Williams,
                                        Senior Vice President